Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HANMI FINANCIAL CORPORATION

Jay S. Yoo does hereby certify that:

1. I am the duly elected and acting President and Chief Executive Officer of Hanmi Financial Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”);

2. Article IV, paragraph 1 of the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation) is hereby amended and restated in its entirety to read as follows:

“The Corporation is authorized to issue two classes of stock, designated, respectively, Common Stock and Preferred Stock. The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is seventy two million five hundred thousand (72,500,000), of which sixty two million five hundred thousand (62,500,000) shares shall be Common Stock, with par value of $0.001 per share, and ten million (10,000,000) of which shall be Preferred Stock, with par value of $0.001 per share, issuable in one or more series. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this amendment to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, each eight (8) shares of Common Stock issued and outstanding immediately prior to the Effective Time (including any treasury shares) shall be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). No fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. For each holder of Common Stock, the number of shares held before the Reverse Stock Split will be divided by eight (8) and, if the resulting number is not a whole number, then such number will be rounded up to the next nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the rounding of fractional numbers as described above.”

3. At the annual meeting of the stockholders of the Corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on August 17, 2011, the requisite number of shares of the Corporation’s stock were voted by the Corporation’s stockholders in favor of the foregoing amendment of the Certificate of Incorporation in accordance with Section 242 of the General Corporation Law of the State of Delaware and the Certificate of Incorporation.

4. At a meeting of the Board of Directors of the Corporation, resolutions were duly adopted approving the foregoing amendment of the Certificate of Incorporation, with the foregoing amendment of the Certificate of Incorporation being declared advisable and in the best interests of the Corporation and its stockholders.

5. That the foregoing amendment of the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation of the Corporation has been executed by its duly authorized officer this 16th day of December, 2011.

HANMI FINANCIAL CORPORATION

By
Jay S. Yoo
President and Chief Executive Officer